FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Eslick, David L. (Last) (First) (Middle) 50 California Street 24th Floor (Street) San Francisco, CA 94111 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 10/17/2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 292667835
4. Issuer Name andTicker or Trading Symbol

USI Holdings Corporation
USH

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)
   Other (specify below)

Description     Chairman, President and Chief Executive Officer
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock (a)	2,000	D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Right to Acquire Restricted Stock Unit	(b / (b)	Common Stock / 33,798	1-for-1	D
Right to Acquire Option to Purchase Common Stock	(c) / (d)	Common Stock / 230,159	(c)	D
Right to Acquire Option to Purchase Common Stock	(e) / (d)	Common Stock / 230,159	(e)	D
Stock Appreciation Right	(f) / (g)	Common Stock / 42,600	$15.00	D
Stock Appreciation Right	(f) / (g)	Common Stock / 80,000	$17.50	D
Stock Appreciation Right	(h) / (i)	Common Stock / 40,000	$15.50	D
Explanation of Responses:

(a) Mr. Eslick will beneficially own this Common Stock upon the commencement of trading of the Company's Common Stock.

(b) Mr. Eslick is entitled to receive, upon the consummation of the Company's initial public offering of its Common Stock, Common Stock Units which will vest immediately upon the granting of the award. These Common Stock Units will automatically convert into Common Stock 180 days after the consummation of the Company's initial public offering of its Common Stock.

(c) Mr. Eslick is entitled to receive, upon the consummation of the Company's initial public offering of its Common Stock, an option to purchase 230,159 shares of the Company's common stock at a per share exercise price equal to the initial public offering price of the Common Stock. Options will vest at the end of five years. The vesting may be accelerated if pre-determined performance goals set by the Compensation Committee of the Board of Directors are met.

(d) Options will expire on the 10 year anniversary of the consummation of the Company's initial public offering of its Common Stock.

(e) Mr. Eslick is entitled to receive, upon the consummation of the Company's initial public offering of its Common Stock, an option to purchase 230,159 shares of the Company's Common Stock at a per share exercise price equal to the initial public offering price of the Common Stock. Options will vest 25% on the one year anniversary of the grant and then the remainder will vest ratably over the next 36 months.

(f) Stock Appreciation Rights will be exercised upon a sale of all or substantially all of the Company's assets to a non-affiliated person, the sale of more than 50% of the Company's common stock on a fully diluted basis to a non-affiliated person, consummation of the Company's initial public offering of its Common Stock, the death, disability, voluntary termination for employment by the holder or termination of employment by the Company for any reason other than termination for cause.

(g) Stock Appreciation Rights expire upon the occurrence of a qualification event described in (f) above. The Company intends to offer to exchange these Stock Appreciation Rights for options to purchase Common Stock after pricing of the Company's initial public offering of its Common Stock.

(h) Mr. Eslick was granted these Stock Appreciation Rights on 11/16/1999, and these Stock Appreciation Rights will vest at a rate of 20% per year on the anniversary of the grant date. Stock Appreciation Rights will be exercised upon a sale of all or substantially all of the Company's assets to a non-affiliated person, the sale of more than 50% of the Company's common stock on a fully diluted basis to a non-affiliated person, the death, disability, voluntary termination for employment by the holder or termination of employment by the Company for any reason other than termination for cause.

(i) Stock Appreciation Rights expire upon the occurrence of a qualification event described in (h) above. The Company intends to offer to exchange these Stock Appreciation Rights for options to purchase Common Stock after pricing of the Company's initial public offering of its Common Stock.

By: /s/ David L. Eslick 10/17/2002 ** Signature of Reporting Person Date SEC 2270 (07/02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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